Exhibit 10.1

* Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

COOPERATION AGREEMENT

ENTERED INTO this 23rd day of April, 2009, by and among Environmental Power Corporation (“EPC”), a Delaware, USA corporation, and its subsidiary Microgy, Inc., a Colorado, USA corporation formerly known as Microgy Cogeneration Systems, Inc. (“Microgy”), and Xergi, A.S., a Danish entity (“Xergi”), and its subsidiary Danish Biogas Technology, A.S. (“DBT”), a Danish entity.

RECITALS

A. Microgy and DBT wish to restructure their relationship in the manner set forth herein.

B. DBT wishes to assist Microgy in financing of the costs of license fees payable or to become payable to DBT in relation to certain of Microgy’s projects by accepting the Consideration (as defined herein) from EPC in payment of such license fees, and otherwise to further the financing of Microgy’s projects by the agreements set forth herein.

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1.	DEFINITIONS

The following capitalized terms have the stated meanings (the singular includes the plural and vice versa):

1.1.	“Aggregate Payment Amount” has the meaning set forth in Exhibit A.

1.2.	“Commercial Operation” means when a Project is through performance testing and has sold commercially, or utilized commercially, energy (in the form of gas, electricity, heat, steam etc.) derived from the operation of the Project.

1.3.	“Confidential Data” has the meaning set forth in Exhibit A.

1.4.	“Consideration” has the meaning set forth in Exhibit A.

1.5.	“Control”, “Controls”, or “Controlled” means possession, directly or indirectly, of the power either to exercise, or to control the exercise of, 50% or more of the rights to vote at general meetings of a company.

1.6.	“DBT Technology” means anaerobic-digester plants incorporating above-ground digesters with mixers.

1.7.	“Effective Date” means the date as of which EPC tenders the Consideration to DBT in accordance with Article 2 of this Agreement.

1.8.	“EPC Affiliates” means any person, partnership, joint venture, corporation or other form of enterprise which directly or indirectly Controls, is Controlled by, or is under common Control with EPC and/or Microgy.

1.9.	“EPC Parties” means EPC, Microgy, and EPC Affiliates.

1.10.	“Europe” means Albania, Andorra, Armenia, Austria, Azerbaijan, Belarus, Belgium, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Faroe Islands, Finland, France, Georgia, Germany, Gibraltar, Greece, Guernsey, Hungary, Iceland, Ireland, Isle of Man, Italy, Jersey, Kazakhstan, Kosovo, Latvia, Liechtenstein, Lithuania, Luxembourg, Macedonia, Malta, Moldova, Monaco, Montenegro, Netherlands, Norway, Poland, Portugal, Romania, Russia, San Marino, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, Ukraine, United Kingdom.

1.11.	“Future Projects” and “Fees for Future Projects” have the meaning set forth in Exhibit A

1.12.	“North America” means the United States of America and its possessions and territories, Canada and Mexico.

1.13.	“Prior Agreements” means the Technology Licensing Agreement dated 12 May 2000 between Microgy and DBT, amended by Addendum of 14 April 2003 and Addendum No. 2 of 7 March 2005.

1.14.	“Private Placement Memorandum” means the Confidential Private Placement Memorandum, dated March 30, 2009, prepared by EPC and delivered to DBT prior to the execution of this Agreement.

1.15.	“Project” means a facility utilizing DBT Technology.

1.16.	“ROW” means the World excluding North America and Europe as defined above.

1.17.	“SEC” means the United States Securities and Exchange Commission.

1.18.	“Swift Grand Island Fee” has the meaning set forth in Exhibit A.

1.19.	“Term” means the period of five years commencing as of the Effective Date.

1.20.	“Xergi Parties” means Xergi and DBT.

2.	CLOSING; CONSIDERATION; EFFECTIVE DATE

2.1.	Closing shall be deemed to take place at the offices of EPC simultaneously with the execution and delivery of this Agreement. Execution may be in counterparts. At the Closing, EPC shall tender the Consideration to DBT. The Effective Date shall be deemed to have occurred as of said tender. Should EPC fail to tender the Consideration to DBT within 45 days of the date first written above, DBT, at its option and upon written notice to EPC, may cancel this Agreement. In the event of any such cancellation, the Prior Agreements shall remain in full force and effect, and no party shall have any liability or other obligation to any other party under this Agreement.

2.2.	For the avoidance of doubt, the Effective Date shall only be considered as having occurred to the extent that the Consideration is delivered for the account of DBT in book-entry form through the facilities of the Depository Trust Company (“DTC”) in the manner described in the Private Placement Memorandum. DBT will cooperate with EPC in the delivery of the Consideration, including, without limitation, by opening such brokerage or other accounts as may be required to accept delivery of the Consideration in book-entry form through the facilities of DTC.

2.3.	Notwithstanding anything to the contrary, it is understood and agreed to by the Parties hereto that the obligation of Microgy to pay the Swift Grand Island fee is an absolute obligation which shall survive any delay in the execution and delivery of this Agreement or cancellation of this Agreement pursuant to any Section of this Article. That is, Microgy shall make payments to DBT pursuant to Paragraph 3 of Exhibit A of this Agreement regardless of the status of this Agreement at the time such payments are due. Payment of the Swift Grand Island fee pursuant to this Section shall relieve Microgy of any obligation to make any other Swift Grand Island fee payment pursuant to the Prior Agreements.

3.	TERMINATION OF PRIOR AGREEMENTS

The Prior Agreements shall be deemed to be terminated by mutual agreement as of the Effective Date. Termination of the Prior Agreements shall in no respect impair (a) the prior grant by DBT of rights to the EPC Parties for the design, construction and/or operation by the EPC Parties of DBT Technology, or the sublicensing and/or collateral assignment of such rights to third parties in connection with the design, financing, construction and/or operation of such systems, or (b) the prior receipt, through the Effective Date, by either of the Xergi Parties of payments from the EPC Parties for licensing or design fees, reimbursement of expenses, or any other charges.

4.	RELATIONSHIP FROM AND AFTER EFFECTIVE DATE

4.1.	Subject to the terms of this Agreement, Microgy is hereby granted an irrevocable and perpetual right and license to utilize DBT Technology in the design, construction, and/or operation by EPC Parties of anaerobic-digesters and related systems. The foregoing grant:

4.1.1.	shall be deemed to be fully paid upon fulfillment of the conditions set forth in Section 5 (PAYMENTS);

4.1.2.	as to North America commences as of the Effective Date, shall be exclusive for the Term (subject to the terms of Section 4.3), and shall be non-exclusive thereafter;

4.1.3.	as to Europe commences upon the expiration of the Term and shall be non-exclusive; and

4.1.4.	as to ROW commences as of the Effective Date and shall be non-exclusive.

4.2.	Commencing as of the Effective Date either the EPC Parties or the Xergi Parties may utilize digester technologies other than DBT Technology in North America, Europe, and/or ROW.

4.3.	Neither of the Xergi Parties may utilize DBT Technology in North America during the Term, except that on a case-by-case basis, DBT is entitled to provide engineering, design, control systems and technical services related to DBT Technology in Canada and Mexico during the Term so long as (a) the party purchasing these services is not a direct competitor of Microgy and (b) the project is wholly owned by the party purchasing these services from DBT. The intention of the parties to this Agreement is that projects performed by DBT under this clause are for companies with one to two projects and therefore DBT will be able to service projects in the market that Microgy will not or cannot service due to lack of resources or interest. Microgy shall be granted a fee equal to 5% of DBT’s turnover in connection with any such project, and DBT shall use its best endeavors to ensure that Microgy is hired to operate and maintain the project for a minimum of five years. Prior to pursuing any such project, DBT agrees to disclose the intended project to Microgy and Microgy will have 45 days to decide if it will pursue the project. If Microgy elects to pursue the project, then DBT will not be allowed to pursue the project unless development activities are discontinued by Microgy. If Microgy declines to pursue the project, or discontinues the development of the project, or if the client decides not to have Microgy design, build, and own the project, then DBT may pursue the project under the above terms, with written declaration by DBT and consent by Microgy (not to be unreasonably withheld or delayed) that one of the referenced criteria is present. Microgy is obligated to give consent when one the above criteria is clearly present. The consent shall be issued within 21 days of request by DBT.

5.	PAYMENTS

5.1.	Starting from the Effective Date, Microgy shall pay DBT up to the Aggregate Payment Amount for licenses to utilize the DBT Technology on Projects. Once DBT has received the Aggregate Payment Amount, Microgy shall be released from further obligations with respect to license fees or other payment obligations, and shall be deemed to have a fully paid-up license to utilize DBT Technology in perpetuity.

5.2.	Payments counting toward the Aggregate Payment Amount shall include the following as defined in Exhibit A:

5.2.1.	The Consideration;

5.2.2.	The Swift Grand Island Fee; and

5.2.3.	Fees for Future Projects.

5.3.	If at the end of the Term the Aggregate Payment Amount has not been received by DBT, all Projects that have secured debt financing or other financing at the end of the Term shall still be required to pay license fees at the first of (a) when a sum equal to thirty (30%) of the Project’s investment budget has been utilized or (b) first draw of financing even if the first draw occurs after the Term, unless the Aggregate Payment Amount has been received by DBT. Payment of the license fees in these cases shall be in accordance with the terms and conditions of Fees for Future Projects as set forth in Exhibit A.

6.	USAGE OF PAYMENTS

During the Term the Xergi Parties shall utilize proceeds received hereunder to support the development of improvements, develop feed pre-treatment technology, post digestion effluent treatment, and biogas utilization technologies.

7.	OWNERSHIP OF IMPROVEMENTS

7.1.	Notwithstanding the terms of the Prior Agreements, DBT and Microgy shall be deemed jointly to own all upgrades, modifications, or other changes or enhancements to anaerobic-digester technology made by Microgy while the Prior Agreements were in effect.

7.2.	During the Term:

7.2.1.	Microgy shall be offered access in North America to the Xergi Parties’ share of digestion-process technology developed by Novozymes A/S, subject to Microgy bearing all cost and fees and fulfilling the conditions related thereto; and

7.2.2.	All improvements, upgrades, modifications, or other changes or enhancements to anaerobic-digester technology made by Xergi Parties shall be shared with Microgy, and all improvements, upgrades, modifications, or other changes or enhancements to anaerobic-digester technology made by Microgy shall be shared with DBT, each on the basis of good faith and mutual cooperation.

7.3.	Following the Term, each of Microgy and the Xergi Parties shall own their own improvements, upgrades, modifications, or other changes or enhancements to anaerobic-digester technology. Sharing-arrangements shall be subject to mutual agreement.

8.	ADDITIONAL COOPERATION

8.1.	If Xergi Parties invest in a company or companies that own technology (whether patented or not) for feed pre-treatment, post-digestion effluent treatment, and/or biogas utilization technologies, nothing in this Agreement shall be construed to limit the ability of these companies to continue to commercialize their technologies in North America. Xergi Parties shall use their best endeavors to secure for Microgy a nonexclusive right to purchase a build and operate license for the technology for use on Microgy-owned projects, subject to Microgy paying the normal license-fee for the territory as determined by the respective technology-holders. Xergi Parties shall, where possible, utilize best-efforts to secure for Microgy a right of first refusal to acquire exclusive rights to the applicable territory on the given license-conditions for the market.

8.2.	In the event that Xergi Parties develop an improvement in collaboration with others, Xergi Parties shall use their best efforts to ensure that Microgy is granted a non-exclusive right to the improvement, subject to payment of license fee therefor.

8.3.	Nothing in this Agreement shall be construed to require either party to accept technology that requires additional licensing fees to be paid to any entity.

9.	CONSULTANCY SUPPORT

Upon mutual agreement between Microgy and DBT, DBT will provide consulting services from time to time to assist Microgy with plant design, process design, and operations. Such consulting services shall be provided at DBT’s established hourly rates at the time of providing the consulting services and with Microgy bearing all transportation and living expenses for DBT personnel providing consulting services at a site other than the normal working location of such DBT personnel.

10.	INTELLECTUAL PROPERTY PROTECTION

Throughout the Term, by mutual agreement the parties may determine to seek patent-protection for any improvements in the DBT Technology. Should the parties so determine, they will cooperate to file all necessary equipment and/or process patents to protect the technology and intellectual property of either party. Should patents so issue, Microgy and DBT shall be equal owners in said patents and shall share all costs of obtaining and maintaining them.

11.	NON-COMPETITION

11.1.	The Xergi Parties covenant that in North America for the Term they shall not, directly or indirectly, develop, construct, acquire, or operate any anaerobic digester utilizing DBT Technology or system using same, or initiate any of the foregoing activities, or market any anaerobic-digester technologies utilizing DBT Technology or systems using same, subject to the limited authorizations in Canada and Mexico in respect of certain ancillary services as set forth in Section 4.3 of this Agreement.

11.2.	The EPC and Microgy covenant that in Europe for the Term neither they nor EPC Affiliates shall, directly or indirectly, develop, construct, acquire, or operate any anaerobic digester utilizing DBT Technology or system using same, or initiate any of the foregoing activities, or market any anaerobic-digester technologies utilizing DBT Technology or systems using same.

11.3.	Each party reserves the right to seek and obtain temporary and permanent injunctive relief from a court of competent jurisdiction in the event of a violation of the foregoing provisions of this section and the parties agree to subject themselves to such courts in any action alleging a violation. If for any reason such relief is not available, an aggrieved party reserves all rights, including the right to repudiate its corresponding covenant, if still in effect.

12.	CONFIDENTIALITY

Each party shall (a) exercise reasonable care in disclosing only as much data concerning a digester facility to their partners, professional agents, sub-contractors, and other necessary personnel as is necessary to be able to develop digester projects and (b) maintain the same level of controls over Confidential Data that it receives from another party as it maintains with respect to its own proprietary information. The parties acknowledge that a willful violation of this section will cause irreparable harm to the other party and that money damages alone would be insufficient to compensate the injured party for such harm. Accordingly, the injured party shall be entitled to temporary and permanent injunctive relief, including temporary restraining orders, preliminary and permanent injunctions and orders of specific performance to enforce the obligations under this section without the necessity of proving actual damages or of posting bond. This provision shall not, however, diminish the injured party’s right to reclaim and recover damages for such willful breach. Notwithstanding the foregoing, any party may disclose Confidential Data to the extent required by law or legal process.

13.	ASSIGNMENT

13.1.	Neither of EPC or Microgy may assign its rights or obligations hereunder without the prior written consent of DBT. None of the Xergi Parties may assign its rights hereunder without the prior written consent of EPC. The foregoing shall not be construed to restrict assignments to affiliates. Notwithstanding the above, either Party may assign this Agreement along with a sale of the entire assets of that portion of its business to which the Agreement pertains subject to the consent of the other Party, not to be unreasonably withheld or delayed. It is agreed that it would not be unreasonable to withhold consent if, for example, the buyer of the portion of the business being sold is purchasing receivables only and not continuing the operation of the business.

13.2.	Notwithstanding the foregoing, Microgy may, when and if necessary to obtain financing for a project, collaterally assign to the financing party Microgy’s licensing rights until the applicable loan is repaid in accordance with its terms. In said event, Microgy’s rights to operate DBT Technology, and therefore its ability to collaterally assign the same, shall only accrue when 90% of the applicable Fee for Future Projects has been paid in accordance with Exhibit A and received by DBT (irrespective of the party paying such fee). Said rights to operate shall be automatically acquired by Microgy upon DBT’s receipt in cleared funds of 90% of the fee to DBT, and shall not require DBT’s issuance of declaration or sublicense. Any such collateral assignment shall not impact DBT’s obligation to provide Consultancy Support pursuant to Section 9 of this Agreement so long as the fees set forth therein are duly paid.

14.	TERMINATION

14.1.	Either party may terminate this Agreement following a material breach by the other party of any of the provisions of this Agreement that remains uncured for a period of thirty (30) days after written notice thereof to the breaching party. Any party hereto may seek arbitration as to whether any alleged breach is material as to this Agreement. A party allegedly in material breach may stay termination of this Agreement pending the outcome of the arbitration proceeding as provided for in Section 18 herein providing that the party deposits in escrow a sum equal to the amount in dispute or secures issuance of a bank guarantee or standby letter of credit in said amount. Any termination of this Agreement pursuant to this section shall not relieve the breaching Party of liability for damages flowing from the material breach.

14.2.	Either party may terminate this agreement immediately upon delivering written notice to the other party upon or after the filing by the other party of a petition in bankruptcy or insolvency, or an adjudication that the other party is bankrupt or insolvent, or the filing of a petition or answer seeking reorganization, readjustment or rearrangement of its business under any law or government relating to bankruptcy or insolvency, or the appointment of a receiver for all or substantially all of the property of such other party, or the making of any assignment or attempted assignment for the benefit of creditors.

15.	GENERAL LIABILITY INSURANCE

For each project where a party’s personnel may be reasonably expected to be at the project site, that party may request one of the other counterparties to include the party as an additional insured on the general-liability insurance policy applicable to the project as a condition of the party entering the project site.

16.	REPRESENTATIONS AND WARRANTIES

Each party represents and warrants to the other that: (i) such party is a legal entity, duly formed and validly existing and in good standing under the laws of the state or country of its formation; (ii) it has full power and authority to enter into, execute, deliver, and perform this Agreement; (iii) the carrying out of the transactions contemplated by this Agreement by such party has been duly authorized; (iv) this Agreement has been duly executed and delivered by such party and constitutes the legal, valid, and binding obligation of such Party, enforceable against the Party in accordance with the terms hereof, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws generally affecting creditors’ rights generally and by equitable principles regardless of whether enforcement is sought in equity or at law; and (v) it is party to no agreement or other obligation, and there is no pending or threatened litigation or proceeding, that is reasonably likely to have a materially adverse effect upon its ability to perform its obligations under this Agreement; (vi) no authorization, consent, notice to or registration or filing with any governmental authority is required for the execution, delivery and performance by such party hereof; and (vii) none of the execution, delivery and performance by such party hereof materially conflicts with or will result in a material breach or violation of any law, contract or instrument to which such party is a party or is bound.

17.	INDEMNIFICATION

EPC and Microgy shall indemnify and hold harmless the Xergi Parties, their shareholders, directors, officers, employees and agents, from and against any liabilities, losses, costs, damages and expenses (including reasonable attorneys’ fees) arising out of or related to (i) any breach of the representations, warranties and covenants made by EPC or Microgy; and (ii) any losses, damages, injuries, or death to persons, or damage to property resulting from the negligence, in whole or in part, by the EPC Parties or any of their employees, agents, representatives, or subcontractors. The Xergi Parties shall indemnify and hold harmless the EPC Parties mutatis mutandis.

18.	DISPUTE RESOLUTION

Any controversy or dispute arising out of or in connection with this Agreement, its interpretation, performance or termination, that the parties are unable to resolve within a reasonable time after written notice by one Party to the other of the existence of such controversy or dispute, may be submitted to arbitration by either Party and if so submitted by either Party, shall be finally settled by arbitration conducted in accordance with the rules of the International Chamber of Commerce, with venue in Paris. Such arbitration shall be conducted in the English language and the arbitrator shall apply the laws of the locality in which the facility giving rise to the dispute is located or, in the event, no specific facility is involved, the laws of Denmark. The institution of any arbitration proceedings hereunder shall not relieve any party of its obligation to perform hereunder during the continuance of such arbitration proceeding. The decision of the arbitrator shall be binding and conclusive upon the Parties, their successors and assigns and they shall comply with such decision in good faith. The Parties agree that any decision of the arbitrator may be enforced by any court having jurisdiction over the Party against whom the award is directed and waive any jurisdictional defenses against such enforcement.

19.	ENTIRE AGREEMENT

This Agreement represents the entire agreement between the parties with respect to the subject matter hereof, and no modification hereof shall be effective unless contained in writing executed by both parties.

20.	WAIVER OF BREACH

Waiver by either party of a breach of any provisions hereof shall not be construed as a waiver of any subsequent breach thereof or of any other provision.

21.	SEVERABILITY

Should any part, term, or provision of this Agreement be held to be invalid or illegal, the validity of the remaining portions or provisions shall not be affected thereby.

22.	NOTICE

Any notice required herein shall be sent by personal delivery, certified mail or by a recognized overnight courier service to the party entitled to receipt thereof at the following address:

If to EPC:	Environmental Power Corporation
120 White Plains Road, 6th Floor
Tarrytown, NY 10591
Att’n: Chief Executive Officer

If to Microgy:	Microgy, Inc.
120 White Plains Road, 6th Floor
Tarrytown, NY 10591
Att’n: President

If to Xergi:	Xergi A/S
Hermesvej 1
9530 Støvring
Denmark
Att’n: Managing Director

If to DBT:	Hermesvej 1
9530 Støvring
Denmark
Att’n: Managing Director

[remainder of page intentionally left blank – signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

Microgy, Inc.			Xergi, A.S.

By:	/s/ Michael Hvisdos		By:	/s/ F. Rosager
	Its	Executive Vice President		Its	President, CEO

Environmental Power Corporation			Danish Biogas Technology, A.S.

By:	/s/ Michael E. Thomas		By:	/s/ C. Boyles
	Its	Senior VP and CFO		Its	President

EXHIBIT A

SUPPLEMENTAL DEFINITIONS AND TERMS

1.	Consideration — Three Million Dollars ($3,000,000) in original principal amount of the Company’s 14% Convertible Notes due January 1, 2014, as described in the Private Placement Memorandum (the “Notes”). The Consideration is intended as a net transaction in which no cash will change hands, with DBT’s purchase price of $3,000,000 for the Notes being offset in full by a $3,000,000 payment obligation of Microgy to DBT in respect of the license fees described in this definition. The Notes are accepted by DBT as a financing accommodation to Microgy for the license fees otherwise due on certain projects, as described in the remainder of this definition. The Consideration shall constitute payment in full of license fees otherwise payable to DBT hereunder in respect of [****] Microgy Projects of Microgy’s choosing, as well as payment in full for DBT’s agreement to waive all license fees (i.e. no payment of license fees required) on the next [****] large Microgy RNG projects following the later of the Microgy projects for which the Consideration constitutes the license fee. For the [****] Projects covered by the Consideration, DBT undertakes to issue a declaration that Microgy’s right and license to operate is in full force subject to DBT’s good receipt of the valid Consideration as set forth herein. The Notes are intended to be of the same class and bear the same terms as any notes issued pursuant to the contemplated public offering referenced on page 3, “Outstanding and Additional Notes”, of the Private Placement Memorandum. The obligation of EPC to deliver the Consideration is expressly conditioned on the delivery by DBT of the Investment Letter (as defined in the Private Placement Memorandum) and the continued accuracy of the representations and warranties of DBT set forth therein.

2.	Aggregate Payment Amount — $[****] from the Effective Date (inclusive of the Consideration). Once Microgy is released from further license-fee obligations, Microgy’s rights to utilize and operate DBT Technology shall be automatic, i.e. without further stipulation or conditions regarding payments or otherwise.

3.	Swift Grand Island Fee – A payment of [****] ($[****]) Dollars payable as follows:

On June 1, 2009 – [****] ($[****]) Dollars

On Sept. 1, 2009 – [****] ($[****]) Dollars

On Nov. 1, 2009 – [****] ($[****]) Dollars

4.	Future Projects — Projects not including the [****] Projects covered by the Consideration, the [****] no-fee Projects, or Swift Grand Island.

5.	Fees for Future Projects — Microgy agrees to pay an individual Project license fee of $[**] per cubic meter of aggregate digester volume per Project. [**]% of this fee will be paid when Microgy completes the initial draw on the Project’s debt funds, or when a sum equal to [**] % of the Project’s investment budget has been utilized, whichever is the sooner. The [**] % balance will be paid when the Project achieves Commercial Operation.

6.	Confidential Data — Data concerning the specific input-rates for manure, substrates, and makeup water, temperature-requirements, residence-times, and agitation-cycles required to operate systems based on the DBT Technology. Confidential Data shall also include the economic terms of this Agreement, other than the amount of the Consideration.